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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

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                                    SCHEDULE 13E-4
                            Issuer Tender Offer Statement
        (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                                 (Amendment No. ___)

                           THE HALLWOOD GROUP INCORPORATED
                                   (Name of issuer)

                           THE HALLWOOD GROUP INCORPORATED
                         (Name of person(s) filing statement)

                            -----------------------------

                       Common Stock, par value $0.10 per share
                            (Title of class of securities)

                                     406364 40 6
                        (CUSIP number of class of securities)

                                   MELVIN J. MELLE
                  VICE PRESIDENT - FINANCE (PRINCIPAL FINANCIAL AND
                          ACCOUNTING OFFICER) AND SECRETARY
                           THE HALLWOOD GROUP INCORPORATED
                               3710 RAWLINS, SUITE 1500
                                 DALLAS, TEXAS 75219
                                    (214) 528-5588
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                      COPIES TO:

           W. ALAN KAILER                             JUDY G. GECHMAN
       JENKENS & GILCHRIST, A                       JENKENS & GILCHRIST, A
      PROFESSIONAL CORPORATION                     PROFESSIONAL CORPORATION
    1445 ROSS AVENUE, SUITE 3200                  1100 LOUISIANA, SUITE 1800
       DALLAS, TEXAS  75202                          HOUSTON, TEXAS  77002
           (214) 855-4500                                (713) 951-3300

                                     May 12, 1997
        (Date tender offer first published, sent or given to security holders)

                              CALCULATION OF FILING FEE
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    TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
         $8,250,000.00                                $1,650.00
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*   Calculated solely for purposes of determining the filing fee, based upon the purchase of 300,000 shares at $27.50 per share.

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[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid: N/A                       Filing Party: N/A

    Form or Registration No.: N/A                     Date File: N/A

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    This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement")
relates to the tender offer by The Hallwood Group Incorporated, a Delaware corporation (the "Company"), to purchase up to 300,000 shares of its common stock, par value $0.10 per share (the "Shares"), at $27.50 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1.  SECURITY AND ISSUER.

    (a) The name of the issuer is The Hallwood Group Incorporated, a Delaware corporation. The address of its principal executive offices is 3710 Rawlins, Suite 1500, Dallas, Texas 75219.

    (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

    (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

    (d)  This Statement is being filed by the issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

    (b)  Not applicable.

ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

    (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section
12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

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    The information set forth in "Section 9. Interests of Directors and
Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I -- Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

    (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth on (i) pages 22 through 71 of the Company's Form 10-K for the year ended December 31, 1996, filed as exhibit (g)(1) hereto; (ii) pages 2 through 16 of the Company's Transition Report on Form 10-Q for the transition period from August 1, 1995 through December 31, 1995, filed as Exhibit (g)(3) hereto; and (iii) pages 20 through 67 of the Company's Form 10-K for the fiscal year ended July 31,1995, filed as exhibit (g)(2) hereto in each case, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a)  Not applicable.

    (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

    (d)  Not applicable.

    (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

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(a)(1)    Form of Offer to Purchase dated May 12, 1997.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
(a)(4)    Form of Letter to Clients for use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Form of Letter dated May 12, 1997 to stockholders from the Chairman of the Board of the Company.
(a)(6)    Form of Press Release issued by the Company dated April 30, 1997.
(a)(7)    Guidelines for Certification of Taxpayer Identification Number on
          Form W-9.
(c)       Not applicable.
(d)       Not applicable.
(e)       Not applicable.
(f)       Not applicable.
(g)(1) Pages 22 through 71 of the Company's Form 10-K for the year ended December 31, 1996 (incorporated by reference from the Company's Form 10-K filed with the Commission on March 31, 1997).
(g)(2) Pages 2 through 16 of the Company's Transition Report on Form 10-Q for the transition period from August 1, 1995 through December 31, 1995 (incorporated by reference from the Company's Form 10-Q filed with the Commission on March 5, 1996).
(g)(3) Pages 20 through 67 of the Company's Annual Report incorporated by reference into the Company's Form 10-K for the fiscal year ended July 31, 1995 (incorporated by reference from the Company's Form 10-K filed with the Commission on October 30, 1995).


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                                      SIGNATURE
    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        THE HALLWOOD GROUP INCORPORATED

                        By: /s/ Melvin J. Melle
                            --------------------------------------------------
                        Name:   Melvin J. Melle
                        Title:  Vice President - Finance (Principal Financial
                                and Accounting Officer) and Secretary

Dated: May 12, 1997







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                                  INDEX TO EXHIBITS



ITEM                    DESCRIPTION

(a)(1)    Form of Offer to Purchase dated May 12, 1997.
(a)(2)    Form of Letter of Transmittal.
(a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(4)    Form of Letter to Clients for use by Brokers, Dealers,
          Commercial Banks, Trust Companies and other Nominees.
(a)(5) Form of Letter dated May 12, 1997 to stockholders from the Chairman and Chief Executive Officer of the Company.
(a)(6)    Form of Press Release issued by the Company dated April 30, 1997.
(a)(7)    Guidelines for Certification of Taxpayer Identification Number on
          Form W-9.
(b)       Not applicable.
(c)       Not applicable.
(d)       Not applicable.
(e)       Not applicable.
(f)       Not applicable.
(g)(1) Pages 22 through 71 of the Company's Form 10-K for the year ended December 31, 1996 (incorporated by reference from the Company's Form 10-K filed with the Commission on March 31, 1997).
(g)(2) Pages 2 through 16 of the Company's Transition Report on Form 10-Q for the transition period from August 1, 1995 through December 31, 1995 (incorporated by reference from the Company's Form 10-Q filed with the Commission on March 5, 1996).
(g)(3) Pages 20 through 67 of the Company's Annual Report incorporated by reference into the Company's Form 10-K for the year ended
          July 31, 1995 (incorporated by reference from the Company's Form 10-K filed with the Commission on October 30, 1995).




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